May 21, 2019

Kerry Shiba
Chief Financial Officer
Wesco Aircraft Holdings, Inc
24911 Avenue Stanford
Valencia, CA. 91355

       Re: Wesco Aircraft Holdings, Inc
           Form 10-K for the year ended September 30, 2018
           Filed on November 16, 2018
           File No. 001-35253

Dear Mr. Shiba:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction